Issuer Free Writing Prospectus	Filed pursuant to Rule 433
Dated April 12, 2012	Registration Statement No. 333-173929

Scorpio Tankers Inc. Announces Registered Direct Placement for a
Minimum of 3.5 Million Shares of Common Stock

MONACO--  April 12, 2012 - Scorpio Tankers Inc. (NYSE: STNG) (the "Company" or "Scorpio Tankers") announced today that it is offering a minimum of 3.5 million shares of its common stock in a registered direct placement at a price of $6.75 per share, for which Evercore Group L.L.C. and RS Platou Markets AS are acting as placement agents.  The activities of RS Platou Markets AS in the United States will be effected only to the extent permitted by Rule 15a-6 under the Securities Exchange Act of 1934, as amended.  The net proceeds of the offering are expected to be used to partially repay outstanding indebtedness under the Company's 2010 Revolving Credit Facility (the "2010 Revolving Credit Facility") and for general corporate purposes, including vessel acquisitions and working capital. The Company intends to re-draw all or a portion of the amount available under the 2010 Revolving Credit Facility for working capital and general corporate purposes and to fund future vessel acquisitions.

The Company's common shares trade on the New York Stock Exchange under the symbol "STNG".

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.  This offering is being made only by means of a prospectus supplement and accompanying base prospectus. A prospectus supplement related to the offering will be filed with the U.S. Securities and Exchange Commission (the "SEC") and will be available on the SEC's website located at www.sec.gov. When available, copies of the prospectus supplement and the accompanying prospectus relating to this offering may be obtained from Evercore Partners, Attention: Evercore Prospectus Department, 55 East 52nd Street, 36th Floor, New York, NY, 10055 (or at 1-877-993-2673 or by email at: webb@evercore.com)

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.

THE ISSUER HAS FILED A REGISTRATION STATEMENT INCLUDING A PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS AND PROSPECTUS SUPPLEMENT IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY PLADCEMENT AGENT OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT IF YOU REQUEST THEM BY CALLING EVERCORE PARTNERS AT 1-877-993-2673.